UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2022

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (this “Amendment”) amends the Report on Form 6-K filed by Immunocore Holdings plc (the “Company”) on November 9, 2022 (the “Original 6-K”) solely to provide the Company’s Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2022 formatted in Inline eXtensible Business Reporting Language (“ixBRL”) in accordance with Rule 405 of Regulation S-T and paragraph C.(6)(a)(ii) of the General Instructions to Form 6-K, attached hereto as Exhibit 99.1. Such Unaudited Condensed Consolidated Interim Financial Statements were previously filed without iXBRL as Exhibit 99.1 to the Original 6-K. Exhibit 101 provides the financial statements and related notes from the Report formatted in iXBRL.

Except as described above, this Amendment speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

INCORPORATION BY REFERENCE

This Amendment, including the Exhibits hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File Nos. 333-255182 and 333-265000) and the registration statement on Form F-3ASR (File No. 333-264105) of the Company and to be a part thereof from the date on which this Amendment is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2022.

101
The following materials from this Report are formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Unaudited Condensed Consolidated Statements of Profit/Loss and Other Comprehensive Loss for the Three and Nine Months Ended September 30, 2022 and 2021; (ii) Unaudited Condensed Consolidated Statements of Financial Position as at September 30, 2022 and December 31, 2021; (iii) Unaudited Condensed Consolidated Statements of Changes in Equity for the Nine Months Ended September 30, 2022 and 2021; (iv) Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2022 and 2021; and (v) Notes to the Unaudited Condensed Consolidated Interim Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date:	November 18, 2022	By:	/s/ Bahija Jallal, Ph.D.
			Name	Bahija Jallal, Ph.D.
			Title:	Chief Executive Officer